

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Sallie A. DeMarsilis
Chief Financial Officer and Principal Accounting Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652

      Re: Movado Group, Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2012
              Filed March 30, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed May 4, 2012
              File Nos. 1-16497

Dear Ms. DeMarsilis:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 12

If the Company loses any of its license agreements . . ., page 15

1. In an appropriate place in your disclosure, please revise to disclose the relative materiality of each license agreement to your business, as applicable. Specifically, if your revenues reflect a greater dependency on a particular license agreement, please disclose as much. In this regard, it's unclear to us how much of your revenues are derived from your own brands as opposed to your licensed brands.

If the Company is unable to maintain existing space or to lease new space . . ., page 16

2. We note that you identify risks associated with not completing construction in new retail stores. Please discuss what plans you have to complete construction in new retail stores in the near future, including the number of stores and planned timeframes for completion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

3. We note your disclosure on page 26 that "[a]pproximately 50% of the Company's total sales are from international markets," and that you discussed the consumer markets in Northern Europe and Southern Europe relative to your business during your earning conference call for the second quarter of 2013. Please describe the relative contribution to revenue of the various geographic locations where you do business, consistent with Item 101(d) of Regulation S-K. We note that it appears that you provide much of this information in Note 14 to the financial statements; you may cross-reference this information pursuant to Item 101(d)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 30

Revenue Recognition, page 31

4. Please explain and disclose your policy for product returns. In addition, please separately present the allowance for sales returns in Schedule II on page S-1 rather than aggregating them with allowance for doubtful accounts.

Results of Operations, page 34

5. Please provide the disclosure required by Item 303(a)(3)(iv) of Regulation S-K.

Wholesale Operating Income/loss, page 36

6. Reference is made to Note 7 (Income Taxes) on page 86 where you disclose, "[i]ncome/(loss) before taxes for continuing U.S. operations was $2.8 million, ($0.3 million), and ($24.0 million) for periods ended January 31, 2012, 2011 and 2010, respectively. Income/(loss) before taxes for non-U.S. operations was $30.4 million, ($11.4 million), and ($2.0 million) for periods ended January 31, 2012, 2011 and 2010, respectively." In view of the material performance variability between the domestic and foreign operations, we believe you should provide a more robust MD&A discussion beyond solely on revenues within the U. S. Wholesale and International Wholesale operations by providing insights into the drivers behind any significant change in their expense line items, and why the International Wholesale operations performed better in fiscal year 2012 as compared to U.S. Wholesale operations Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Operations, page 64

7. It appears from your discussion of cost of sales and selling, general and administrative expenses on pages 74 through 75 that depreciation and amortization expenses are excluded from cost of sales. If depreciation expense is excluded from cost of sales, then please revise the description of the cost of sales line item to comply with SAB Topic no. 11.B.

Consolidated Statements of Cash Flows, page 66

8. Please separately present the non-cash write-down related to inventory obsolescence as adjustments to net income to reconcile net cash provided by operating activities on the face of the cash flow statements.

9. Please tell us and disclose the nature of the volume based program or other incentives, if any, you offer to your customers and their related amounts to the extent that they are material for the years presented.

Property, Plant and Equipment, page 71

10. Tell us how you determined the estimated useful lives ranged from five to ten years for computer software to be reasonable for depreciation in light of the nature of this asset class.

Note 7 – Income Taxes, page 86

11. Tell us how your assertion that the foreign unremitted retained earnings of $132.7 million as of January 31, 2012 are indefinitely reinvested complies with ASC 740-30-25-17. In addition, advise us and disclose when and how you determined the amount to be repatriated for each of the year presented.

Note 14 – Segment Information, page 95

12. You disclose you conduct your business in two operating and reportable segments; retail and wholesale. However, we note you have stores operations in the U.S. and subsidiaries in various countries outside the U.S. As such, please address the following comments:

- Explain to us how you considered the guidance within ASC 280-10-50-1 through 50-9 in determining whether the individual stores or subsidiaries are operating segments,

- If so, advise us and disclose how you considered the aggregation criteria within ASC 280-10-50-11 to 12 in terms of aggregating them into two reportable segments.

13. Please tell us and disclose separately the external revenues attributed to an individual foreign country to the extent that they are material, in addition to disclosing the aggregate total for such revenues from all foreign countries.   Refer to ASC 280-10-50-41.

Schedule II, page 100

14. We note the net sales increased by 22% during fiscal year 2012, but the net provision for doubtful accounts, returns and allowances stayed almost flat from fiscal year 2011 to 2012. Please explain and revise your MD&A operating results discussion, as appropriate.
.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Performance-Based Annual Cash Compensation, page 17

15. We note in the third full paragraph on page 17 that you describe that you set the target cash incentive payments at a percentage of respective base salary for each of your named executive officers. Please describe how you determined the particular percentages for each named executive officer.

16. We note your disclosure that if the company achieves the corporate performance goal under the Executive Performance Plan, the Committee then assesses the Company's overall financial performance and each named executive officer's individual performance in exercising its discretion to determine the cash incentive actually paid. In this regard, please address the following:

- What is the relative weight given to the financial performance of the Company and the individual performance of the executive officer?
- What factors do you consider in assessing the financial performance of the Company? If you consider the factors listed in the bullets at the top of page 18, please explain the relative weight of each of them. Please also specifically state whether or not each of the factors were met.

- What factors do you consider in assessing the individual performance of each of the named executive officers in approving cash incentive awards made to them under the Executive Performance Plan?
- In considering the above questions, please help us understand how you determined to approve pay-outs that ranged from 100-125%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney-Advisor, at (202) 551- 3797 or Mara Ransom, Assistant Director, at (202) 551 - 3264 if you have questions regarding any other comments. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief